Exhibit 99.2

OTONOMO TECHNOLOGIES LTD. 16 ABBA EBAN BLVD. HERZLIYA PITUACH 467256, ISRAEL

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 26, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that  you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 26, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 48 hours before the  Meeting, which  will be held at 4:00 p.m. Israel local time on July 27, 2023.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V20106-P96939 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OTONOMO TECHNOLOGIES LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED BELOW.		For	Against	Abstain

1.
To approve a reverse share split of the Company’s ordinary shares, no par value, at a ratio in the range of 1-for-10 to 1-for-20, which final ratio shall be determined by the Board of Directors of the Company, or a committee thereof, and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion.
		☐	☐	☐

Important Instructions for Item 1:

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to Proposal 1 for the Meeting, this Proxy will be voted "FOR" Proposal 1 and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY TO VOTE PROCESSING C/O BROADRIDGE, 51 MERCEDES WAY, EDGEWOOD, NY 11717. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than 48 hours before the time of the Meeting.		For	Against	Abstain

2.
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next Annual General Meeting.
		☐	☐	☐

Important Instructions for Item 2:

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to Proposal 2 for the Meeting, this Proxy will be voted "FOR" Proposal 2 and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY TO VOTE PROCESSING C/O BROADRIDGE, 51 MERCEDES WAY, EDGEWOOD, NY 11717. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than 48 hours before the time of the Meeting.		For	Against	Abstain

3.	To approve the re-election of Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz to the Board of Directors until the end of the third annual general meeting held after the date of their re-appointment.	☐	☐	☐

Important Instructions for Item 3:

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made with respect to Proposal 3 for the Meeting, this Proxy will be voted "FOR" Proposal 3 and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY TO VOTE PROCESSING C/O BROADRIDGE, 51 MERCEDES WAY, EDGEWOOD, NY 11717. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, SHARES CANNOT BE VOTED.

To assure your representation at the Meeting, please mark, sign, date and return this proxy card no later than 48 hours before the time of the Meeting.

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
OTONOMO TECHNOLOGIES LTD.
JULY 27, 2023
GO GREEN
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Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement are available at www.proxyvote.com.

V20107-P96939

OTONOMO TECHNOLOGIES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Otonomo Technologies Ltd. (the "Company"), do hereby nominate, constitute and appoint Benjamin Volkow, Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company, and Maya Nassie-Neeman, General Counsel of the Company, and each of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote any and all of the Company’s ordinary shares, no par value per share ("Ordinary Shares"), held in my name on the Company’s books as of June 26, 2023, at the Annual General Meeting of Shareholders to be held at the executive offices of the Company located at 16 Abba Eban Blvd., Herzliya Pituach, Israel on July 27, 2023 at 4:00 p.m. Israel local time (or as otherwise adjourned or postponed) (the "Meeting"). By my signature, I hereby revoke any and all proxies given prior to the date hereof.

(Continued and to be signed on the reverse side)